

# NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru





30.10.2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

Re: OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. 82-5167)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. An open letter to the Director of the Blacksmith Institute, Mr Richard Fuller. Norilsk Nickel will have spent over 1 billion euros on resolving environmental issues by 2015
2. Press release dated October 20, 2006: MMC Norilsk Nickel continues to improve its environmental performance

The above-listed document is available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.



Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

11/6



NORILSK NICKEL

MMC Norilsk Nickel

24.10.2006

**An open letter to the Director of the Blacksmith Institute, Mr Richard Fuller. Norilsk Nickel will have spent over 1 billion euros on resolving environmental issues by 2015**

Dear Mr Fuller,

We have read, with great interest, the report published by the Blacksmith Institute concerning the most polluted cities in the world, which mentions the city of Norilsk, and we cannot help but express our fundamental disagreement with a number of the conclusions you have reached and the comments you have made. We are moved to do this by our desire to defend the reputation of the Mining and Metallurgical Company Norilsk Nickel from tendentious assertions and by our respect for the people who live in Norilsk and have a genuine love of the city.

At the same time, we would like to take the opportunity to inform you of Norilsk Nickel's environmental activities, as the information referred to in the report is seriously out of date. This, we feel, is necessary in order to present an objective picture instead of the "horror story" that you mention with regard to Norilsk.

As you may be aware, a number of problems of the Russian industry have been the result and the heritage of the soviet approach to industrial activity, when the majority of large-scale industrial enterprises were the central focus of populated areas, and the industrial facilities themselves were located within the city boundaries. More often than not, such facilities were constructed without any concern for environmental protection. In those days the slogan was "Production at any cost!"

Today, the largest Russian corporations, such as Norilsk Nickel, are guided by international standards in the area of ecology, and are investing very heavily in making serious improvements to their performance regarding the environment. In fact, by 2015, Norilsk Nickel will have spent over 1 billion Euros on resolving environmental issues, which we expect to result in a significant improvement in the environmental situation. The achievement of such results demands time and very large amounts of money, since this is, first and foremost, connected with the replacement of existing technology and the reconstruction of production facilities.

Noticeable improvements have been made in the course of the last 10 years, including a 25 per cent reduction in sulphur dioxide emissions (our main industrial waste) per tonne of production. Independent monitoring has already shown examples of the regeneration of nature in the areas in which we operate.

In your commentary on the report, you also speak of "no pollution control". We trust you will see that this is untrue. The company's environmental management system is certified in accordance with ISO 14001:2004. Norilsk Nickel keeps a very close watch on atmospheric conditions within the city boundaries, and if limits are exceeded then emissions are reduced by reducing the scale of operation in the smelting facilities.

Besides, Norilsk Nickel also conducts special health – promotion programmes and rest and recuperation at sanatoria and resorts. In 2005 around 30 per cent of workers and members of their families were able to take advantage of subsidised stays at such facilities. The average leave for a citizen of Norilsk is between 60 and 90 days. We pay particular attention to the monitoring and maintenance of the health of children, who undergo a three-month course of rest and recuperation at sanatoria and resorts every year. Our observations show that this has led to an improvement in

children's health.

We have no doubt as to the need for a report of this kind being prepared, but believe that it is wrong that it should contain such sensationalism. Facts and figures concerning the levels of pollution in the Russian cities that the report mentions are freely available and have been reported frequently in the Russian media. The improvement of environmental conditions is something to pay attention to on a continuous basis.

Was the preparation of this report stimulated by genuine concerns about the state of the environment and people's health, or were there other motives at work? If your aim was to attract attention, then you have achieved that aim – you are now known in Russia. If your aim was to create a "horror story", then you have done even better. The recipe is a well-known one – just paint everything in dark colours.

Nevertheless, I do appreciate your report for another opportunity to inform about our work on improving the environmental situation in Norilsk city.

Should you genuinely wish to obtain full and objective information concerning Norilsk Nickel's activities with regard to the environment you are welcome to contact us, obtain the necessary information from our website, or visit Norilsk city.

Sergey Chernitsyn,
Director of PR Department
MMC Norilsk Nickel





20.10.2006

**MMC Norilsk Nickel continues to improve its environmental performance**

In line with the fundamental principles of its environmental policy, the Norilsk Mining and Metallurgical Company (MMC Norilsk Nickel) is taking all necessary measures to prevent and reduce its emissions of atmospheric pollutants as well as harmful effluent. It is also establishing facilities for the disposal of pollutants with the aim of reducing the harmful effects of its industrial activities on the environment.

As part of a long-term programme of production reconstruction, a series of large-scale investment projects aimed at reducing the levels of harmful atmospheric emissions were completed in 2005. In particular, the flash smelting production line facilities at the Nadezhda smelting plant were rebuilt and put into operation.

Also in 2005, the Gipronickel Institute finalised its plans for the reconstruction of its second sulphur production line at the Medny factory, which will, in the course of the next few years, make for a 40 per cent reduction in the level of atmospheric emissions of sulphur dioxide at that particular facility (when compared with the level of emissions in 2005).

In the same year the company increased its use of sulphur from effluent gases resulting from its smelting operations by 4.1 per cent (and by 7.2 per cent at the Medny factory) in comparison with 2004. Sulphur dioxide emissions per tonne of non-ferrous metals produced were down by 3.8 per cent. Overall emissions of atmospheric pollutants were reduced by 2.9 per cent in comparison with figures for 2004 (this includes a 2.8 per cent lowering of sulphur dioxide emissions and a 5 per cent reduction in the level of solid waste production).

A whole series of projects were developed in 2005 for the purification of domestic and industrial sewage for the company's industrial facilities. The implementation of these projects in the period 2006 – 2008 will lead to an overall reduction of 12 million cubic metres per year in the amount of untreated sewage produced. The amount of water used for industrial and domestic purposes last year was 5 per cent down on figures for 2004, and overall water drainage was reduced by 1 per cent. The amount of pollutants emitted in sewage was down by 10 per cent.

2005 was a year that saw the company continue to reduce the harmful effects of its industrial waste on the environment. The total level of waste disposal for 2005 was reduced by 6.4 per cent compared with figures for 2004, despite the fact that the overall level of waste produced in 2005 had increased.

In recognition of its significant contribution in developing and implementing projects aimed at environmental protection, the company's Polar Division was awarded a diploma by the Federal Ecological Technological and Atomic Inspection Service in July 2005.

MMC Norilsk Nickel's efforts in the area of nature conservation were acknowledged at the nationwide conference "New State Environmental Policies in the Industrial Sector of the Economy", where the company was awarded an honorary diploma as "Leader in the Area of Nature Conservation" for its energetic participation in pursuing the realisation of state environmental policies in the Russian Federation. A number of MMC Norilsk Nickel's environmental specialists were presented with medals in recognition of their achievements in the protection of the environment.